Exhibit 23.3
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report relating to the consolidated financial statements of Catapult Communications Corporation and subsidiaries as of and for the year ended September 30, 2006 (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123(revised), Share-Based Payment); and management’s report on the effectiveness of internal control over financial reporting (which report expresses an adverse opinion on the effectiveness of the Company’s internal control over financial reporting because of a material weakness), dated December 29, 2006 appearing in the Annual Report on Form 10-K of Catapult Communications for the year ended September 30, 2006.
/s/ DELOITTE & TOUCHE LLP
San Jose, California
January 23, 2007